     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 1996

                                                      REGISTRATION NO. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                               ----------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:

                    EVEREN UNIT INVESTMENT TRUSTS, SERIES 46

B. NAME OF DEPOSITOR:

                         EVEREN UNIT INVESTMENT TRUSTS
                      a service of EVEREN Securities, Inc.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        77 West Wacker Drive, 29th Floor
                            Chicago, Illinois 60601

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        Copy to:
            ROBERT K. BURKE                          MARK J. KNEEDY
     EVEREN Unit Investment Trusts               c/o Chapman and Cutler
    77 West Wacker Drive, 29th Floor             111 West Monroe Street
        Chicago, Illinois 60601                 Chicago, Illinois 60603

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    TITLE AND AMOUNT OF                                       PROPOSED MAXIMUM        AMOUNT OF
SECURITIES BEING REGISTERED                               AGGREGATE OFFERING PRICE REGISTRATION FEE
---------------------------------------------------------------------------------------------------
Series                       An indefinite number of             Indefinite            $500.00
46                            Units of Beneficial Inter-
                              est pursuant to Rule 24f-2
                              under the Investment Com-
                              pany Act of 1940

E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                    EVEREN UNIT INVESTMENT TRUSTS, SERIES 46

                               ----------------

                             CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   Prospectus front cover
     (b)Title of securities issued......   Essential Information
  2. Name and address of each depositor.   Administration of the Trust
  3. Name and address of trustee........   Administration of the Trust
  4. Name and address of principal
      underwriters......................   *
  5. State of organization of trust.....   The Fund
  6. Execution and termination of trust
      agreement.........................   The Fund; Administration of the Trust
  7. Changes of name....................   The Fund
  8. Fiscal year........................   *
  9. Litigation.........................   *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   Unitholders
     (b)Cumulative or distributive
          securities....................   The Fund
     (c)Redemption......................   Redemption
     (d)Conversion, transfer, etc.......   Unitholders; Market for Units
     (e)Periodic payment plan...........   *
     (f)Voting rights...................   Unitholders
     (g)Notice of certificateholders....   Investment Supervision; Administration
                                           of the Trust; Unitholders
     (h)Consents required...............   Unitholders; Administration of the
                                           Trust
     (i)Other provisions................   Federal Tax Status
 11. Type of securities comprising         The Fund; The Trust Portfolio;
      units.............................   Portfolio
 12. Certain information regarding
      periodic payment certificates.....   *
 13. (a)Load, fees, expenses, etc.......   Essential Information; Public Offering
                                           of Units; Expenses of the Trust
     (b)Certain information regarding
          periodic payment certificates.   *
     (c)Certain percentages.............   Essential Information; Public Offering
                                           of Units
     (d)Certain other fees, etc. payable
          by holders....................   Unitholders
     (e)Certain profits receivable by
          depositor, principal
          underwriters, trustee or         Expenses of the Trust; Public Offering
          affiliated persons............   of Units
     (f)Ratio of annual charges to
          income........................   *
 14. Issuance of trust's securities.....   The Fund; Unitholders
 15. Receipt and handling of payments
      from purchasers...................   *
 16. Acquisition and disposition of        The Fund; The Trust Portfolio;
      underlying securities.............   Investment Supervision; Market for
                                           Units
 17. Withdrawal or redemption...........   Redemption; Public Offering of Units

--------
* Inapplicable, answer negative or not required.

                  Form N-8B-2                              Form S-6
                  Item Number                       Heading in Prospectus
                  -----------                       ---------------------
 18. (a)Receipt, custody and disposition
          of income......................   Unitholders
     (b)Reinvestment of distributions....   Unitholders
     (c)Reserves or special funds........   Expenses of the Trust
     (d)Schedule of distributions........   *
 19. Records, accounts and reports.......   Unitholders; Redemption;
                                            Administration of the Trust
 20. Certain miscellaneous provisions of
      trust agreement
     (a)Amendment........................   Administration of the Trust
     (b)Termination......................
     (c)and (d) Trustee, removal and
          successor......................
     (e) and (f) Depositor, removal and
          successor......................
 21. Loans to security holders...........   *
 22. Limitations on liability............   Administration of the Trust
 23. Bonding arrangements................   *
 24. Other material provisions of trust
      agreement..........................   *

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor...........   Administration of the Trust
 26. Fees received by depositor..........   See Items 13(a) and 13(e)
 27. Business of depositor...............   Administration of the Trust
 28. Certain information as to officials
      and affiliated persons of
      depositor..........................   Administration of the Trust
 29. Voting securities of depositor......
 30. Persons controlling depositor.......
 31. Payment by depositor for certain
      services rendered to trust.........   *
 32. Payment by depositor for certain
      other services rendered to trust...   *
 33. Remuneration of employees of
      depositor for certain services
      rendered to trust..................   *
 34. Remuneration of other persons for
      certain services rendered to trust.   *

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of Trust's securities
      by states..........................   Public Offering of Units
 36. Suspension of sales of trust's
      securities.........................   *
 37. Revocation of authority to
      distribute.........................
 38. (a)Method of Distribution...........   Public Offering of Units;
     (b)Underwriting Agreements..........   Market for Units;
     (c)Selling Agreements...............   Public Offering of Units
 39. (a)Organization of principal
          underwriters...................   Administration of the Trust
     (b)N.A.S.D. membership of principal
          underwriters...................
 40. Certain fees received by principal
      underwriters.......................   See Items 13(a) and 13(e)
 41. (a)Business of principal
          underwriters...................   Administration of the Trust
     (b)Branch offices of principal
          underwriters...................   *
     (c)Salesmen of principal
          underwriters...................
 42. Ownership of trust's securities by
      certain persons....................
 43. Certain brokerage commissions
      received by principal underwriters.   Public Offering of Units
 44. (a)Method of valuation..............   Public Offering of Units
     (b)Schedule as to offering price....   *
     (c)Variation in offering price to
          certain persons................   Public Offering of Units
 45. Suspension of redemption rights.....   Redemption;
 46. (a)Redemption valuation.............   Redemption Market for Units; Public
                                            Offering of Units
     (b)Schedule as to redemption price..   *
 47. Maintenance of position in             Market for Units; Public Offering of
      underlying securities..............   Units; Redemption

--------
* Inapplicable, answer negative or not required.

                    Form N-8B-2                                Form S-6
                    Item Number                         Heading in Prospectus
                    -----------                         ---------------------

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
 48. Organization and regulation of trustee..   Administration of the Trust
 49. Fees and expenses of trustee............   Expenses of the Trust
 50. Trustees lien...........................

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
 51. Insurance of holders of trust's
      securities.............................   Cover Page; Expenses of the Trust

                           VII. POLICY OF REGISTRANT
 52. (a)Provisions of trust agreement with
          respect to selection or elimination
          of underlying securities...........   The Fund; Investment Supervision
     (b)Transactions involving elimination of
          underlying securities..............   *
     (c)Policy regarding substitution or
          elimination of underlying
          securities.........................   Investment Supervision
     (d)Fundamental policy not otherwise
          covered............................   *
 53. Tax status of Trust.....................   Essential Information; Portfolio;
                                                Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION
 54. Trust's securities during last ten
      years..................................   *
 55.
 56. Certain information regarding periodic
      payment certificates...................
 57.
 58.
 59. Financial statements (Instruction 1(c)
      to Form S-6)...........................   *




--------
* Inapplicable, answer negative or not required.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  PRELIMINARY PROSPECTUS DATED MARCH 20, 1996
                             SUBJECT TO COMPLETION

NATCITY INVESTMENTS, INC.

UTILITY INCOME TRUST 2001

Utility Income Trust 2001 (the "Trust") is a unit investment trust included in EVEREN Unit Investment Trusts, Series 46 (the "Fund"). Utility Income Trust 2001 was formed with the investment objective of obtaining high current income, dividend growth potential and capital appreciation through investment in a fixed portfolio of equity securities of companies diversified within the utility industry including electric and telecommunications utilities. The Securities were selected by NatCity Investments, Inc., the Trust's Distributor, and are considered to have the potential to achieve the Trust's objective over the five year term of the Trust. See "Trust Portfolio." There is no assurance that the Trust will achieve its objective.

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank, and the Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

               THE DATE OF THIS PROSPECTUS IS            , 1996.

SUMMARY

THE FUND. Utility Income Trust 2001 is an underlying unit investment trust included in EVEREN Unit Investment Trusts, Series 46, an investment company registered under the Investment Company Act of 1940.

The Trust initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the investment strategy of the Trust. For the criteria used by the Distributor in selecting the Securities, see "The Trust Portfolio--Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units may be expected to fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Capital appreciation and dividend income are, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities (see "The Trust Portfolio").

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Securities or contracts to purchase additional Securities together with irrevocable letters of credit or cash as provided under "The Fund."

Each Unit of the Trust initially offered represents that undivided interest in the Trust indicated under "Essential Information" (as may be adjusted pursuant to footnote 1 thereto). To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of the Trust is based on the underlying value of the Securities in the Trust plus a sales charge of 4.90% of the Public Offering Price (equivalent to 5.152% of the net amount invested). After the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities in the Trust plus the applicable sales charge described under "Public Offering of Units--Public Offering Price." The sales charge is reduced on a graduated scale for sales involving at least 10,000 Units of the Trust or $100,000 and will be applied on whichever basis is more favorable to the investor.

DISTRIBUTIONS OF INCOME AND CAPITAL. Dividends, if any, received by the Trust will be distributed quarterly and any funds in the Capital Account will be made annually. See "Unitholders--Distributions to Unitholders."

MARKET FOR UNITS. While under no obligation to do so, the Distributor intends to, and certain dealers may, maintain a market for the Units of the Trust and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying bid prices of the Securities in the Trust (offer prices during the initial offering period). If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the dealers may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption--Computation of Redemption Price."

REDEMPTION IN KIND. Upon redemption of Units of the Trust Fund a Unitholder generally may request to receive in lieu of cash his share of each of the Securities then held by the Trust Fund, if (1) he would be entitled to receive at least $25,000 of proceed or if he paid at least $25,000 to acquire the units being tendered and (2) he has tendered for redemption prior to April 23, 2001 (see "Redemption" and "Administration of the Trust--Amendment and Termination").

TERMINATION. No later than the date specified for the Trust under the Mandatory Termination Date in "Essential Information," Securities will begin to be sold in connection with the termination of the related Trust and it is expected that all Securities will be sold within a reasonable amount of time after the Mandatory Termination Date. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. At termination, Unitholders will receive a cash distribution within a reasonable time after the Trust is terminated. See "Unitholders--Distributions to Unitholders" and "Administration of the Trust--Amendment and Termination."

RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and factors affecting public utility issuers. For risk considerations related to the Trusts, see "Risk Factors."

UTILITY INCOME TRUST 2001

ESSENTIAL INFORMATION
AS OF            , 1996*
DISTRIBUTOR: NATCITY INVESTMENTS, INC.
SPONSOR AND EVALUATOR: EVEREN UNIT INVESTMENT TRUSTS, A SERVICE OF EVEREN SECURITIES, INC.
           TRUSTEE: THE BANK OF NEW YORK

Number of Units (1)..................
Fractional Undivided Interest Per
 Unit (1)............................
Public Offering Price:
 Aggregate Value of Securities in
  Portfolio (2)......................
 Aggregate Value of Securities per
  Unit...............................
 Plus sales charge of 4.90% (5.152%
  of net amount invested)............
 Public Offering Price Per Unit (3)..
Redemption Price Per Unit............
Sponsor's Initial Repurchase Price
 Per Unit............................
Excess of Public Offering Price Per
 Unit over Redemption Price Per Unit.
Excess of Public Offering Price Per
 Unit over Sponsor's Initial
 Repurchase Price Per Unit...........
Calculation of Estimated Net Annual
 Dividends Per Unit: (4)
 Estimated Gross Annual Dividends per
  Unit...............................  $
 Less: Estimated Annual Expense per
  Unit...............................  $
 Estimated Net Annual Dividends per
  Unit...............................  $
Estimated Annual Organizational
 Expenses per Unit (5)...............  $
Minimum Value of Trust under which     40% of aggregate value of Securities at
 Trust Agreement may be Terminated...  deposit
Liquidation Period...................  May 1, 2001 through May 31, 2001
Mandatory Termination Date...........  April 30, 2001
Evaluator's Annual Evaluation Fee....  Maximum of $       per Unit
Trustee's Annual Fee.................  $       per Unit
                                       FIRST day of January, April, July and
Record and Computation Dates (6).....  October
                                       FIFTEENTH day of January, April, July
Distribution Dates (6)...............  and October

Evaluations for purposes of sale, purchase or redemption of Units are made as of 3:15 p.m. Central Time next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.
* The business day prior to the Initial Date of Deposit
---------------------
(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange is valued at the closing sales price, or if the Security is not so listed, at the last offer price.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(4) The estimated annual dividends per Unit is based primarily on the most recent dividend declarations. The actual net annual dividends per Unit may be greater than or less than the amount shown depending on the actual dividends collected and expenses incurred by the Trust.

(5) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended that total organizational expenses will be amortized over a five year period or over the life of the Trust if less than five years. See "Expenses of the Trust" and "Statements of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(6) Distributions from the Income Account, if any, will be made quarterly
    commencing on       15, 1996. Distributions from the Capital Account,
    whenever the balance exceeds 1% of trust net assets, will normally be made in the subsequent month.

THE FUND

Utility Income Trust 2001 is an underlying unit investment trust included in EVEREN Unit Investment Trusts, Series 46, which was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this prospectus (the "Initial Date of Deposit") between EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The portfolio contains common stocks issued by companies which are diversified within the public utilities industry. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities or contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities provided that such additional deposits will be made as follows. Such additional deposits into the Trust will be in amounts which will maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each Security in the Trust established by the initial deposit of Securities and, thereafter, the same percentage relationship that existed on such 90th day. Thus, although additional Units will be issued, each Unit in the Trust will continue to represent approximately the same number of shares of each Security, and the percentage relationship among the shares of each Security in the Trust will remain the same. The required percentage relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event.

The Trust consists of (a) the Securities listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information."

----------
*Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

THE TRUST PORTFOLIO

The Trust seeks to provide capital appreciation and dividend income through an investment in a portfolio of common stocks issued by companies diversified within the public utilities industry. As of the Initial Date of Deposit, the Trust portfolio contains approximately 75% common stocks of electric utility companies and approximately 25% common stocks of telecommunications utility companies. With this combination, investors may benefit from the rapid technology advances associated with telecommunications. At all times the Trust will hold at least 80% of its assets in equity securities.

The Securities were selected, as of the Initial Date of Deposit, by NatCity Investments, Inc., the Trust's Distributor. The stocks in the portfolio were selected by the utility stock analyst, Andrew Redinger, of NatCity Investments. Mr. Redinger has incorporated fundamental analysis with judgments formed during a distinguished career that includes many years of utility analysis experience. In selecting the Securities for the Trust, Distributor considered the following factors, among others: (a) the quality of the Securities, (b) the yield and price of the Securities relative to other similar securities, and (c) the potential that earnings and dividends will continue or increase. In addition, the stability of utility stocks was also considered. Utilities tend to be more stable than other companies because they are often monopolies that provide essential services. In times of expected slowdown or recovery, people still need to use the power of utility companies. The Distributor has considered both the historical stability of the utility sector as well as the potential for dividend growth by specific companies in the sector.

Although there can be no assurance that such Securities will appreciate in value over the life of the Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors--Certain Investment Considerations"), and past performance is no guarantee of future results.

The utility industry is known for its relative safety, stability and consistent dividend stream, which can be attributed to the inelastic demand of utility products and services. In times of both economic weakness and lower interest rates, utility stocks have outperformed most other equity issues in terms of price and dividend stability. Utility stocks have historically provided investors with a conservative approach to the stock market and the potential for increasing income. With deregulation issues surrounding the utility industry, companies have been forced to face increased competition. NatCity Investments believes, due to the strength and cash flow of the companies selected for the Trust, that these companies will benefit from increased competition and overall deregulation of the utility industry. NatCity Investments believes that many of the shares of companies in the portfolio are "undervalued" based on cash flows, dividends and earnings growth, and other qualitative factors, allowing investors the opportunity to invest in quality stocks at a value price.

The chart below indicates the dividend history of the S&P Utility Index, illustrating the steady dividend income steam over the past fifteen years. This index is a capitalization weighted index of all stocks designed to measure the performance of the utility sector of the Standard & Poor's 500 Index. The index was developed with a base level of 10 for the 1941-43 base period. The S&P Utility Index is used for illustration purposes only and is not intended to reflect the past or future performance of the Trust (which includes different securities and also includes sales charges and fees not included in the index). Past performance is no guarantee of future results.


  THE 15-YEAR DIVIDEND HISTORY
               OF
      THE S&P UTILITY INDEX
                                           [BAR CHART APPEARS HERE]
 The chart indicates the
 dividend history and growth of
 the S&P Utility Index,
 illustrating the steadily
 increasing dividend income
 stream over the past 15 years.
 This index consists of stocks
 designed to measure the
 performance of the utility
 sector of the Standard &
 Poor's 500 Index.

 Note that the S&P Utility
 Index is no indication of the
 trust and is for illustrative
 purposes only. Past
 performance is no guarantee of
 future results.


                                                  Source: Standard & Poor's
                                                  Research


              15 YEAR DIVIDEND HISTORY OF THE S&P UTILITIES INDEX

             1981............................... $5.34
             1982...............................  5.72
             1983...............................  6.05
             1984...............................  6.47
             1985...............................  6.73
             1986...............................  7.03
             1987...............................  7.38
             1988...............................  7.62
             1989...............................  7.89
             1990...............................  8.29
             1991...............................  8.51
             1992...............................  8.55
             1993...............................  8.66
             1994...............................  8.86
             1995...............................  8.88

RISK FACTORS

GENERAL. The Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. An investment in Units of a Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

UTILITY COMPANIES. An investment in Units should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the portfolio to make payments of principal and/or interest on such Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through to completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a nuclear plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any utility bonds in the Trust to make payments due on these bonds.

In view of the uncertainties discussed above, there can be no assurance that any company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations of a company's ability to make interest and principal payments on its outstanding debt.

TELECOMMUNICATIONS INDUSTRY. An investment in Units should be made with an understanding of the characteristics of the telecommunications industry and the risks which such an investment may entail.

Telecommunications is defined as the science and technology of communicating by electronic means. Companies in the telecommunications industry provide products or services to facilitate the transmission of voice, data and video communications electronically, such as global telephone service, wireless communications services and equipment including cellular telephone, microwave and satellite communications, paging and other emerging wireless technologies, electric components and communications equipment, video conferencing, electronic mail, local and wide area networking, and linkage of data and word processing systems, publishing and information systems, videotext and teletext, emerging technologies combining television, telephone and computer systems and broadcasting over all media. Such entities include traditional telephone companies, long-distance providers, cellular/wireless telecommunication companies, cable television providers, telecommunications equipment manufacturers and satellite communications companies. To some degree, the deregulation of traditional telephone utilities and the growth of other telecommunications technologies and companies is blurring the distinction between these two types of companies.

Two key differences between telecommunications companies, as defined above, and utilities in the electric, gas, water and traditional telephone industries are the regulatory environment and competition. In the United States, for example, local telephone service is currently regulated at the state level on a return-on-equity basis, much like the electric, gas and water utilities. However, other companies included in the telecommunications industry are not regulated in the same manner or are not regulated at all. So far as the competitive environment is concerned utilities have traditionally enjoyed monopoly positions in their distinct service areas. To a certain degree, however, telecommunications companies have broken into areas that had been controlled by telephone company monopolies, such as providing long distance service. Additionally, because the telecommunications companies do business in unregulated areas, they are also subjected to greater competition and the risks that come with the competition, such as pressures on pricing and operating margins.

CERTAIN INVESTMENT CONSIDERATIONS. Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the portfolio have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national security exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

Investors should note that additional Units may be offered to the public. This may have an effect upon the value of previously existing Units. To create additional Units the Sponsor will purchase additional Securities. Brokerage fees incurred in purchasing such Securities will be an expense of the Trust. Thus, payment of brokerage fees by the Trust will affect the value of every Unit and the net income per Unit received by the Trust. In particular, Unitholders who purchase Units during the primary offering period of the Units would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of additional Securities.

Litigation and Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust or will not impair the ability of issuers to achieve their business goals.

FEDERAL TAX STATUS

  General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Trust. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

  1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of the income derived from each Security when such income is considered to be received by the Trust.

  2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by the Trust. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

  3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the

Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

  Dividends Received Deduction. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust.

  A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46-day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

  It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by such Unitholder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

  Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

  The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Securities represented by the Unit.

  Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Redemption", under certain circumstances a Unitholder who owns at least 2,500 Units may request an In-Kind Distribution upon redemption of Units or the termination of the Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Unitholders--Distributions to Unitholders." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for Federal income tax purposes. The receipt of an In-kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

  The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.

  Because the Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

  A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  Unitholders will be notified annually of the amounts of income dividends includable in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

  Unitholders desiring to purchase Units for tax-deferred plans and IRA should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Retirement Plans."

  The foregoing discussion relates only to United States Federal income taxation of Unitholders; Unitholders may be subject to state and local taxation in other jurisdictions. Unitholders should consult their tax advisers regarding potential state or local taxation with respect to the Units, and foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. During the initial offering period, Units of the Trust are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in the Trust and includes a sales charge of 4.90% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of the Trust. In the secondary market, Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in the Trust Fund and includes a sales charge of 4.90% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends. In addition, the proportionate share of any undistributed cash held in the Capital Account of the Trust will be added to the Public Offering Price per Unit.

The sales charge per Unit of the Trust in both the primary and secondary market will be reduced pursuant to the following graduated scale:

                                                           PERCENT OF PERCENT OF
                                                            OFFERING  NET AMOUNT
NUMBER OF UNITS*                                             PRICE     INVESTED
----------------                                           ---------- ----------
Less than 10,000..........................................    4.90%     5.152%
10,000 but less than 25,000...............................    4.50      4.712
25,000 but less than 50,000...............................    4.30      4.493
50,000 but less than 100,000..............................    3.50      3.627
100,000 or more...........................................    3.00      3.093

---------------------
  *The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

Officers, directors and employees of the Distributor and its affiliates and registered representatives of selling firms may purchase Units of the Trust without a sales charge. Investors who purchase Units through brokers or dealers pursuant to a current management agreement which by contract or operation of law does not allow such broker or dealer to earn an additional commission (other than any fee or commission paid for maintenance of such investor's account under the management agreement) on such transactions may purchase such Units at the current Public Offering Price net of the applicable sales charge. See "Public Offering of Units--Public Distribution of Units" below.

As indicated above, the initial Public Offering Price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to 5.152% of such value and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. This computation produced a gross underwriting profit equal to 4.90% of the Public Offering Price. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities in each Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of 3:15 P.M. Central time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices for Securities listed on a national securities exchange or, if not so listed, on the last offer price in the initial offering period and the last bid price in the secondary market, or by taking into account the same factors referred to under "Redemption--Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units.

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trusts for sale in a number of states. Units will be sold through the Distributor, dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Distributor reserves the right to change the discounts set forth below from time to time. The difference between the discount and the sales charge will be retained by the Distributor.

                                                                       REGULAR
                                                                      CONCESSION
                                                                      OR AGENCY
                           NUMBER OF UNITS*                           COMMISSION
                           ----------------                           ----------
Less than 10,000.....................................................    4.0
10,000 but less than 25,000..........................................    3.6
25,000 but less than 50,000..........................................    3.4
50,000 but less than 100,000.........................................    2.6
100,000 or more......................................................    2.1

---------------------
  *The breakpoint discounts are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR AND DISTRIBUTOR PROFITS. The Distributor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of the Trust as stated under "Public Offering Price." Any quantity discount provided to investors will be borne by the Distributor of selling dealer or agent. The Sponsor will receive from the Distributor the excess of such gross sales commission over the Distributor's discount. The Distributor will be allowed a discount in connection with the distribution of Units of 4.00% of the Public Offering Price per Unit. In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolio." The Sponsor and Distributor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities in the Trust.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the closing sales prices or the bid value of the underlying Securities. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the closing sales prices or the offering side evaluation of the Securities in the Trust. The aggregate bid prices of the underlying Securities are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of the Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its unit investment trust office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for the Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities for the Trust in order to make funds available for the redemption of Units of the Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

To the extent that Securities are sold, the size (and possibly the diversity) of the Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the last sale price of the Securities in the Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the closing sales prices and offering prices of the Securities and includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust or monies in the process of being collected and (ii) the value of the Securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or system, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units--Public Offering Price."

RETIREMENT PLANS

The Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans, certain of which are briefly described below.

Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 if married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Code, an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for Federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions, the amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate nondeductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of the Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified domestic relations orders or amounts rolled over to an eligible plan. In general, for lump sum distributions the excess distribution over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete an EVEREN UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts can not be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption--General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the Trust's minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the 15th day of January, April, July and October of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account as described under "Essential Information." The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the Trust without a sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Kemper Financial Services, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Kemper-advised mutual funds generally will differ significantly from those of the Trust, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders--Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its unit investment trust office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of the Trust. The accountants' report will be furnished by the Trustee to any Unitholder of the Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth for the Trust:

A. As to the Income Account:

1. Income received;

2. Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and

3. The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

B. As to the Capital Account:

1. The dates of disposition of any Securities and the net proceeds received therefrom;

2. Deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and

3. The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate the Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust.

No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust.

INVESTMENT SUPERVISION

The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

The Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Fund" for failed securities and as provided herein, the acquisition by the Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUST

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder of the Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE DISTRIBUTOR. NatCity Investments, Inc., the Distributor, is located at 20
N. Meridian St., Indianapolis, Indiana 46204, (800) 382-1126. NatCity is a member of the NASD, SIPC, SIA and the Chicago Stock Exchange. NatCity believes it is possible for an investment firm to offer unique and genuine advantages to clients, in terms of resources, value, and a clear focus on each investor's personal financial goals. Thus, amid the range of brokerage and investment houses, NatCity Investments, Inc., stands apart. NatCity's Financial Consultants' commitment to personalized client service is complemented by their experience and knowledge in a broad range of investment products, form which they can draw on to answer your financial planning needs.

THE SPONSOR. The Sponsor, EVEREN Unit Investment Trusts, with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601, (800) 621-5024, is a service of EVEREN Securities, Inc. The Sponsor acts as underwriter of a number of other EVEREN unit investment trusts and will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1995, the total stockholder's equity of EVEREN Securities, Inc. was $261,286,862.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Distributor or the Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. EVEREN Unit Investment Trusts, the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to the Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust. In no event shall the Trust Agreement be amended to increase the number of Units of the Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

Any Unitholder who wishes to receive a Distribution in Kind at the termination of the Trust and who otherwise qualifies for such a distribution (see "Redemption") must notify the Trustee no later than the date indicated under "Redemption In Kind" on page 3 of this Prospectus.

The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities--based on the value at the date of deposit of such Securities into the Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after the Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of the Trust. Within a reasonable period after termination of the Trust the Trustee will sell any Securities remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

The Sponsor will not charge the Trust any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year for the Trust. The Trustee's fee which is calculated monthly is based on the largest number of Units in the Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

For evaluation of the Securities in the Trust, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units outstanding during the calendar year for which such compensation relates.

The Trustee's fees and the Evaluator's fees are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust (out of the Capital Account) and it is intended that such expenses be amortized over a five year period or over the life of the Trust if less than five years. The following additional charges are or may be incurred by each Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status."

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Emmet, Marvin & Martin, 120 Broadway, New York, New York 10271, acts as counsel to the Trustee.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statement of condition and the related portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                 ------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
EVEREN UNIT INVESTMENT TRUSTS, SERIES 46

We have audited the accompanying statement of condition and the related
portfolio of EVEREN Unit Investment Trusts, Series 46, as of            , 1996.
The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EVEREN Unit Investment Trusts,
Series 46 as of            , 1996, in conformity with generally accepted
accounting principles.

                                        GRANT THORNTON LLP

Chicago, Illinois
           , 1996

UTILITY INCOME TRUST 2001

STATEMENT OF CONDITION
AT THE OPENING OF BUSINESS ON            , 1996, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

Contracts to purchase Securities (1) (2).............................. $
Organizational costs (3)..............................................
                                                                       --------
    Total............................................................. $
                                                                       ========
NUMBER OF UNITS.......................................................
                                                                       ========

LIABILITY AND INTEREST OF UNITHOLDERS

Liability--
  Accrued organizational costs (3).................................... $
Interest of Unitholders--
  Cost to investors (4)...............................................
  Less: Gross underwriting commission (4).............................
                                                                       --------
  Net interest to Unitholders (1) (2) (4).............................
                                                                       --------
    Total............................................................. $
                                                                       ========

----------
NOTES:

(1) Aggregate cost of the Securities is based on the last sale (or offer) price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York has been
    deposited with the Trustee covering the funds (aggregating $       )
    necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) The Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over five years or over the life of the Trust if less than five years. Organizational costs have been estimated
    based on a projected Trust size of $        for the Trust. To the extent
    the Trust is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

UTILITY INCOME TRUST 2001

PORTFOLIO AS OF            , 1996

  NAME OF ISSUER                                                                                  ANNUALIZED
   OF SECURITIES                                          AGGREGATE        FOUR-YEAR HISTORY       CURRENT   CURRENT
     DEPOSITED                            NUMBER  PRICE    COST OF         OF DIVIDENDS PAID       DIVIDEND  DIVIDEND
 OR CONTRACTED FOR   PERCENTAGE OF          OF     PER    SECURITIES  ---------------------------    PER      YIELD
        (1)          PORTFOLIO (1) SYMBOL SHARES  SHARE  TO TRUST (2)  1992   1993   1994   1995  SHARE (3)    (3)
 -----------------   ------------- ------ ------ ------- ------------ ------ ------ ------ ------ ---------- --------
INCOME
American Electric
 Power                              AEP
Baltimore Gas &
 Electric Co.                       BGE
Carolina P&L                        CPL
Central & Southwest
 Corporation                        CSR
CINergy                             CIN
DPL Inc.                            DPL
Edison
 International                      EIX
Florida Progress                    FPC
General Public
 Utilities                          GPU
Indiana Energy                      IEI
IPALCO Enterprises
 Inc.                               IPL
LG&E Energy
 Corporation                        LGE
MidAmerican Energy                  MEC
New England
 Electric System                    NES
Ohio Edison Company                 OEC
Southern Company                     SO
Western Resources
 Inc.                                WR
Wisconsin Energy                    WEC
WPS Resources Corp.                 WPS
GROWTH
AT&T Corp.                           T
FPL Group                           FPL
Duke Power                          DUK
NIPSCO Industries                    NI
                        ------                            ----------
                        100.00%                           $
                        ======                            ==========

NOTES TO PORTFOLIOS
(1) All or a portion of the Securities may have been deposited in the Trust. Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were
    entered into on              through              and all have expected
    settlement dates of              through              (see "The Fund").
    Percentages are based on the cost of Securities to the Trust.
(2) The market value of each Security is based on the closing sales price on a national securities exchange if the Security is listed thereon or, if not so listed, then on the last offer price on the over-the-counter market, in each case, on the day prior to the Initial Date of Deposit. As of the Initial Date of Deposit other information regarding the Securities in each Trust is as follows:

                                                          COST TO  PROFIT (LOSS)
                                                          SPONSOR   TO SPONSOR
                                                          -------- -------------
      Utility 2001....................................... $          $

(3) The Annualized Current Dividend per Share for each Security was calculated by annualizing the latest quarterly or semi-annual common stock dividend declaration on that Security. The Current Dividend Yield for each Security was calculated by dividing the Annualized Current Dividend per Share by that Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. There can be no assurance that the future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

                               ---------------

The Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trust. The Sponsor may serve as a specialist in the stocks in the Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the stocks in the Trust. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

CONTENTS                                 Page
                                         ----
SUMMARY..................................  2
ESSENTIAL INFORMATION....................  4
THE FUND.................................  5
THE TRUST PORTFOLIO......................  6
RISK FACTORS.............................  8
FEDERAL TAX STATUS....................... 11
PUBLIC OFFERING OF UNITS................. 14
 Public Offering Price................... 14
 Public Distribution of Units............ 15
 Sponsor and Distributor Profits......... 16
MARKET FOR UNITS......................... 16
REDEMPTION............................... 16
 General................................. 16
 Computation of Redemption Price......... 18
RETIREMENT PLANS......................... 18
UNITHOLDERS.............................. 19
 Ownership of Units...................... 19
 Distributions to Unitholders............ 20
 Distribution Reinvestment............... 20
 Statements to Unitholders............... 21
 Rights of Unitholders................... 22
INVESTMENT SUPERVISION................... 22
ADMINISTRATION OF THE TRUST.............. 23
 The Trustee............................. 23
 The Distributor......................... 23
 The Sponsor............................. 23
 The Evaluator........................... 24
 Amendment and Termination............... 24
 Limitations on Liability................ 25
EXPENSES OF THE TRUST.................... 26
LEGAL OPINIONS........................... 27
INDEPENDENT CERTIFIED PUBLIC
 ACCOUNTANTS............................. 27
REPORT OF INDEPENDENT CERTIFIED PUBLIC
 ACCOUNTANTS............................. 28
STATEMENT OF CONDITION................... 29
PORTFOLIO................................ 30

                    ---------------------------------------

This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                    ---------------------------------------

No person is authorized to give any information or to make any representations with respect to this investment company not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, or the Sponsor. Such registration does not imply that the Trust or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                    ---------------------------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state or country.

EVEREN Unit Investment Trusts
77 West Wacker Drive, 29th Floor
Chicago, IL 60601-1994


                              NatCity Investments
                           Utility Income Trust 2001









                            Prospectus        , 1996

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

        The facing sheet
        The Cross-Reference Sheet
        The Prospectus
        The Signatures
        The following exhibits.
 1.1.   Trust Agreement (to be filed by amendment).
 1.1.1. Standard Terms and Conditions of Trust. Reference is made to Exhibit
        1.1.1 to the Registration Statement on Form S-6 with respect to EVEREN
        Unit Investment Trusts, Series 39 (Registration No. 33-63111) as filed on November 7, 1995.
 2.1.   Form of Certificate of Ownership (pages three and four of the Standard
        Terms and Conditions of Trust included as Exhibit 1.1.1).
 3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).
 4.1.   Consent of Grant Thornton LLP (to be filed by amendment).
        Financial Data Schedule (to be filed by amendment).

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, EVEREN UNIT INVESTMENT TRUSTS, SERIES 46 HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, AND STATE OF ILLINOIS, ON THE 19TH DAY OF MARCH, 1996.

                                          EVEREN Unit Investment Trusts,
                                           Series 46

                                            Registrant

                                          By: EVEREN Unit Investment Trusts,
                                          a service of EVEREN Securities, Inc.

                                          Depositor

                                                  /s/ Michael J. Thoms
                                          By: _________________________________
                                                     Michael J. Thoms

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON MARCH 19, 1996 BY THE FOLLOWING PERSONS, WHO CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF EVEREN SECURITIES, INC.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
           /s/ James R. Boris                 Chairman and Chief Executive Officer
-------------------------------------------
              James R. Boris

         /s/ Daniel D. Williams               Senior Executive Vice President, Chief
-------------------------------------------    Financial Officer and Treasurer
            Daniel D. Williams

          /s/ Frank V. Geremia                Senior Executive Vice President
-------------------------------------------
             Frank V. Geremia

        /s/ Stephen G. McConahey              President and Chief Operating Officer
-------------------------------------------
           Stephen G. McConahey

         /s/ Stanley R. Fallis                Senior Executive Vice President and Chief
-------------------------------------------    Administrative Officer
             Stanley R. Fallis

          /s/ David M. Greene                 Senior Executive Vice President and
-------------------------------------------    Director of Client Services
              David M. Greene

          /s/ Thomas R. Reedy                 Senior Executive Vice President and
-------------------------------------------    Director of Capital Markets
              Thomas R. Reedy

           /s/ Janet L. Reali                 Executive Vice President, Corporate Counsel
-------------------------------------------    and Corporate Secretary
              Janet L. Reali



                                                  /s/ Michael J. Thoms
                                          _____________________________________
                                                     Michael J. Thoms

  MICHAEL J. THOMS SIGNS THESE DOCUMENTS PURSUANT TO POWERS OF ATTORNEY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-6 FOR EVEREN UNIT INVESTMENT TRUSTS, SERIES 39 (FILE NO. 33-63111).